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     Article Eight: A. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability which, by express provision of the Delaware Law, cannot be limited or eliminated.

     B. (i) The corporation shall, to the fullest extent permitted by the Delaware Law, indemnify any person (the "Indemnitee") who is or was involved in any manner (including, without limitation, as a party or a witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor) (a "Proceeding") by reason of the fact that the Indemnitee is or was a director or officer of the corporation, or is or was serving another entity in such capacity at the request of the corporation,


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against all expenses and liabilities actually and reasonably incurred by the
Indemnitee in connection with the defense or settlement of such Proceeding (including attorneys' fees).

     (ii) The right to indemnification conferred by this Article Eight shall be presumed to have been relied upon by the Indemnitee and shall be enforceable as a contract right. The corporation may enter into contracts to provide individual Indemnitees with specific rights of indemnification to the fullest extent permitted by the Delaware Law and may create trust funds, grant security interests, obtain letters or credit or use other means to ensure the payment of such amounts as may be necessary to effect the rights provided in this Article Eight or in any such contract.

     (iii) Upon making a request for indemnification, the Indemnitee shall be presumed to be entitled to indemnification under this Article Eight and the corporation shall have the burden of proof to overcome that presumption in reaching any contrary determination. Such indemnification shall include the right to receive reimbursement in advance of any expenses incurred by the Indemnitee in connection with any Proceeding, consistent with the provisions of the Delaware Law.

     (iv) The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any Proceeding in advance of its final disposition, to any other employee or agent of the corporation to the fullest extent of the provisions of this Article Eight with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

     (v) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article Eight shall, unless otherwise provided when authorized or ratified, continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Indemnitee.

     (vi) The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware Law.

     C. Any repeal or modification of the foregoing provisions of this Article Eight shall not adversely affect any right or protection of any director or any Indemnitee existing at the time of such repeal or modification.


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